                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                           ROYAL FINANCIAL CORPORATION
              (Exact name of Small Business Issuer in its charter)

           NEVADA                                 13-3961109
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                Identification No.)


                    1000 BALLPARK WAY, SUITE 210, ARLINGTON,
                         TX 76011 (Address of principal
                                executive office)

                                 (817) 861-4000
                           (Issuer's telephone number)


        Securities to be registered under Section 12 (b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of class)

                                TABLE OF CONTENTS


                                                                                                               Page

                                     PART I

Item 1.   Description of Business.................................................................................1

Item 2.   Management's Discussion and Analysis of Financial  Condition
              and Results of Operations...........................................................................6

Item 3.   Description of Property.................................................................................9

Item 4.   Security Ownership of Certain Beneficial Owners and Management ........................................10

Item 5.   Directors, Executive Officers, Promoters and Control Persons ..........................................11

Item 6.   Executive Compensation.................................................................................13

Item 7.   Certain Relationships and Related Transactions.........................................................13

Item 8.   Description of Securities..............................................................................13

                                     PART II

Item 1.   Market price of and Dividends of the Registrant's Common Equity and Other Shareholder Matters......................................................................14

Item 2.   Legal Proceedings......................................................................................14

Item 3.   Changes in and Disagreements with Accountants..........................................................15

Item 4.   Recent Sales of Unregistered Securities................................................................15

Item 5.   Indemnification of Directors and Officers..............................................................16


                                    PART F/S
Financial Statements

                                    PART III

Index to Exhibits



Explanatory Note:

     Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to Royal Financial Corporation, a Nevada corporation, and its wholly-owned subsidiaries, Royal Mortgage Corporation, Royal Mortgage Brokerage, Inc., Walden Woods of Sugarmill, Inc. and Walden Woods of Sugarmill Sales, Inc.

     The Company is filing this Form 10-SB voluntarily. The Company's Common Stock has traded on the OTC Bulletin Board since May 1998 and the Company believes the market for its stock will be enhanced by being a reporting company. In addition, the Company intends to seek listing on the NASDAQ SmallCap Market in the near future, for which a registration under the 1934 Act will be required.



                                     PART I

Item 1.   Description of Business

General

     Royal Financial Corporation (the "Company") is a real estate financial holding company which invests in the asset backed real estate and mortgage markets. The Company was incorporated in August 1993 as Davenport Ventures, Inc. ("Davenport") and is duly organized and in good standing under the laws of the State of Nevada. In late 1997, controlling interest in the Company was acquired by a former officer and director of Davenport to initiate the business of purchasing, developing and operating manufactured housing communities.

     Davenport completed its first acquisition of a manufactured housing community on June 1, 1998 for a purchase price of approximately $1,611,000 which included an $800,000 first mortgage secured through Royal Mortgage Corporation. There are currently 87 pad sites with an annual revenue from rents of approximately $180,000. The business objective is to increase the size of the community by increasing the number of pad sites to approximately
215. In addition, the Company anticipates that the rents will be raised to approximately $225 per month, per site, on January 1, 2000 from the current rent of $175 per month. Once the community is fully rented, the Company believes that the annual revenue from rents will be approximately $487,000 per year which the Company believes will substantially increase the value of the community. This property acquisition was completed through the purchase of 100% of the outstanding shares of common stock of Walden Woods of Sugarmill, Inc., a Florida corporation ("Walden Woods"). Walden Woods and its subsidiary, Walden Woods of Sugarmill Sales, Inc., a Florida corporation ("Walden Sales"), are now wholly-owned subsidiaries of the Company.

     Effective August 18, 1998, the Company acquired Royal Mortgage Corporation, a Texas corporation ("RMC"), through an exchange offer on the basis of one share of its common stock for one share of RMC's common stock. RMC was founded in December 1994 to invest in U.S. mortgage instruments (not including origination of mortgages), and to obtain safe, high yields and capital gains on these investments. The approval of the shareholders of both companies was received on August 10, 1998.

     The terms of the exchange offer required that the name of Davenport be changed to Royal Financial Corporation and that the existing officers and directors of RMC become the officers and directors of the Company. The exchange offer also resulted in the Company and RMC changing their fiscal year ends to August 31.

Principal Business Activities

     The Company believes that RMC has identified several unique, secure sectors of the real estate market from which to focus. The following sectors represent 90% of the Company's revenues:

     (1) Acquisition and resolution of sub and non-performing mortgage loans;
     (2) Acquisition of distressed properties and foreclosure sales; and
     (3) Purchase of tax lien certificates resulting from unpaid mortgages or unpaid property taxes owed to municipal and county taxing authorities.

Mortgage Loans

     According to the Mortgage Banker's Association of America (October 1997) the great majority of homes purchased within the U.S. are financed through banks, savings and loans associations, credit unions and other financing companies, with the dollar amount of homes financed each year within the U.S. consistently exceeding $600 billion over the past six years. On average, 4% of these mortgages become sub and non-performing loans, which has created a $160 billion niche within the mortgage paper market.

     Existing mortgage loans can be purchased at a discount in the secondary market of the U.S. mortgage market. The level of discount achieved will vary depending upon numerous factors, including but not limited to, (i) payment history of subject mortgage loan, (ii) how motivated the seller is to sell the loan, (iii) the terms of the loan, (iv) the condition of the property and
(v) the location of the property. RMC has purchased loans at discounts ranging from approximately 15 to 60 percent of the face value of the loan. The Company's discounted loan portfolio totaled approximately $2,808,902 or 26% of the Company's total assets, as of August 31, 1998.

Level of Discount

     RMC has acquired performing loans at discounts of approximately 10 to 15 percent and has acquired non-performing loans at discounts of approximately 40 to 60 percent. Performing loans offer cash flow as well as an opportunity for a moderate capital gain when RMC sells the loans. Non-performing loans offer no cash flow, but the Company believes that they may offer tremendous capital gain potential. RMC purchases discounted loans for the purpose of realizing a capital gain within four to eighteen months of acquisition, although no assurances of a capital gain can be given.

Source of Loans

     RMC has acquired discounted mortgage loans from banks and other originators of loans, large U.S. conglomerates that participate in the secondary mortgage market and at public auctions. Performing loans are typically purchased from originators and secondary market participants. Non-performing loans are generally purchased from secondary market participants and at public auctions.

Due Diligence

     Whether purchasing performing or non-performing loans, RMC must carry out several due diligence steps. First and foremost, RMC must locate sources of these loans, then RMC evaluates and narrows its selections to pursue only those mortgages that meet the RMC's investment criteria. Then the property is inspected and the market value of the property is verified. Finally, all costs associated with both purchasing and selling the property are calculated and, if all the information gathered meets with the RMC's Investment Committee's approval, the transaction takes place.

Distressed Properties and Foreclosure Sales

     When a property owner fails to pay property tax, school tax or other taxes or to make mortgage payments to his or her mortgage company for an extended period of time, that person's home can be placed on the auction block by the mortgage company or local governmental authorities. As evidenced by county foreclosure listings, this occurs on a regular basis in the U.S. and creates an opportunity to purchase homes out of mortgage foreclosure. RMC has had the opportunity to purchase homes in mortgage foreclosure sales for as little as 40 to 60 percent of their fair market value. At August 31, 1998, the Company's real estate owned, net, totaled approximately $1,357,744 or 12% of the Company's total assets.

     RMC also contacts lenders and major secondary market participants to look at portfolios of loans that are slated for foreclosure. RMC may purchase several loans at once and then foreclose on each loan as the holder of the unpaid mortgage and potentially realize a capital gain when the property is resold. These portfolios of loans, purchased just prior to foreclosure, are available at discounts ranging from approximately 40 to 80 percent of the face value of the unpaid loan. The same due diligence is performed on distressed properties and foreclosure sales as the Company would perform on other assets acquired.

Tax Lien Certificates

     The Company believes that RMC has identified a specific market niche that offers a low-risk and high-yield opportunity: Tax Lien Certificates. When property taxes are not paid promptly by the property owner, certain local taxing authorities auction tax lien certificates for that particular property. The sale of the certificates provides immediate funds to the taxing authority. In certain states and counties in the United States, purchasers of tax lien certificates are able to realize a high rate of interest on these certificates based on statutory rates set by the local taxing authorities. Currently 31 states in the U.S. auction tax lien certificates at the local government level.

     According to Fitch Investor Service Inc. ("Fitch"), approximately 2 to 3 percent of all tax liens are not redeemed by the property owner and the purchaser of the tax lien must wait until the property is sold at auction to make a profit. However, in those instances when the taxes are not paid by the property owner the property is sold at auction and the investor's lien is ultimately satisfied.

     To date, RMC has purchased tax lien certificates yielding approximately 17 to 24 percent annually. The redemption rate the Company has experienced is consistent with the findings of the research conducted by Fitch. RMC purchased $553,915 in tax lien certificates in June 1997. As of August 31, 1998, $127,520 of these certificates were still outstanding.

     In those states that do not participate in a tax lien certificate program, the Company believes that RMC has identified an alternative approach for achieving the same result as purchasing a tax lien certificate. In these states, RMC lends money directly to property owners who are delinquent in paying their property taxes. The funds go directly to the taxing authority to pay the delinquent taxes. The Company receives a high rate of interest and holds a first lien on the property owner's home. If the homeowner does not repay the principal and interest to RMC, the Company forecloses on the borrower's property. The Company believes that the amount loaned to the delinquent taxpayer is small in relation to the fair market value of his or her home, creating an over-collaterized, high-yield investment.

Royal Mortgage Brokerage, Inc.

     Royal Mortgage Brokerage, Inc., a Texas corporation, which is also authorized to do business in Florida, arranges for individuals, partnerships, trusts or corporations to obtain mortgages from outside mortgage lenders on properties owned by or outside of the Company. Customarily, Royal Mortgage Brokerage, Inc. obtains a financing "broker's" commission for each mortgage it arranges. These fees range from 1 to 4% depending upon the size of the mortgage and the "broker's" fee paid by a particular lender. Royal Mortgage Brokerage, Inc. is a wholly-owned subsidiary of RMC.

Manufactured Housing

     Davenport completed its first acquisition of a manufactured housing community on June 1, 1998 when it purchased Walden Woods Retirement Village (the "Park"), a manufactured housing community in Homosassa, Florida. The Park is a 45 acre site. 18 of the 45 acres are developed with approximately 87 pad sites. The Company is currently developing an additional 20 acres. It is anticipated that the development will be completed by December 1998 at which time the Company believes the Park will contain an aggregate of approximately 215 pad sites. The Company believes, although no assurances can be given, that once the community is fully rented, the annual revenue from rents will be approximately $487,000 per year which the Company believes will significantly increase the value of the community.

     This property acquisition was completed through the purchase of 100% of the capital stock of Walden Woods. Walden Woods is now a wholly-owned subsidiary of the Company.

     A manufactured home community is designed and improved with sites for the placement of manufactured homes and related infrastructure and amenities. Manufactured homes are detached, single-family homes that are built off-site by manufacturers and installed on sites within each community. The owner of each home in the community leases the site on which the home is located. Modern manufactured home communities are similar to typical residential subdivisions containing centralized entrances, paved streets, curbs, gutters and parkways. In addition, these communities often provide a clubhouse for social activities, recreation and other amenities, which may include swimming pools, shuffleboard courts, tennis courts, laundry facilities and cable television services.

     The Company believes that manufactured housing is the fastest growing segment in the United Sates housing market. According to the Manufactured Housing Institute, nearly one out of every three new homes sold in the U.S. is a manufactured home and shipments of manufactured homes have increased 20% annually since 1992.

     The Company generates revenue from its manufactured housing community from three major sources:

     (1) Land Leasing: The Company owns the manufactured home community, including the land and any community developments thereon. The Company generates revenue by leasing lots to home owners.

     (2) Sale of manufactured homes: Through Walden Sales, the Company intends to engage in the sale of manufactured homes, currently costing approximately $50,000 to $125,000.

     (3) Arranging third party mortgages: Through its wholly-owned subsidiary, Royal Mortgage Brokerage, Inc., the Company arranges third party mortgage financing for the homes which it sells. The earned commission results in a 2% margin of profit for the Company.

     The Company, through its wholly-owned subsidiaries, Walden Woods and Walden Sales, anticipates acquiring and developing additional manufactured housing communities. Although no assurances can be given, the Company believes that the development of manufactured housing communities can be accomplished in a relatively short time frame eliminating one of the largest risks facing most real estate developments, the risk of tying up funds for an extended time period and realizing no income off those funds. The Company believes that an average of six months is required from the time a manufactured housing community site is developed until revenues are realized from sales of new manufactured homes to be placed in the new community. From its manufactured housing communities, the Company will realize revenues from the sale of new homes, from mortgage brokerage activities, from leasing lots and from Company controlled utilities within the community. The Company expects participation in the manufactured housing industry to comprise approximately 10% of its overall portfolio.

Competition

     The acquisition of discounted loans and tax lien certificates is highly competitive because the acquisition of such loans is often based on competitive bidding.

     With regard to manufactured housing communities and manufactured homes, local conditions such as oversupply of manufactured home sites or a reduction in demand for manufactured home sites in the local area, the attractiveness of the properties to tenants, zoning or other regulatory restrictions, changes in laws, competition from available manufactured home communities and alternative forms of housing (such as apartment buildings and site-built single-family homes) are factors that affect the Company's business.

Environmental Impact

     The Company believes that none of its activities utilize any hazardous materials or result in the discharge of any pollutants into the environment. The Company believes it complies fully with all state and federal environmental laws and regulations. In addition, the properties owned by the Company or for which the Company holds a mortgage or tax lien generally have been subjected to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants whose audits have not revealed, nor is the Company aware of, any material adverse affect on the Company's business, results of operations, financial condition or liquidity.

Employees

   The Company employs a total of ten full-time persons, two commission-based personnel and several contract personnel who perform due diligence procedures on behalf of the Company. None of the Company's employees, commission-based personnel or contract personnel are represented by a union and the Company believes its relationship with its employees is very good.

Regulation

     The Company is subject to the oversight of its various business activities including the resale of real estate, mortgage brokerage activities and operation of manufactured housing communities by various federal and state agencies and related associations. Management of the Company believes it is in compliance with all applicable federal and state statutes, rules and regulations.

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

     The Company, through its wholly-owned subsidiaries:

     (1) acquires sub and non-performing mortgage loans and real properties that meet the Company's investment criteria;

     (2) acquires tax lien certificates which result from property owners not paying their property taxes. At a minimum, the Company receives statutory interest yields which range from approximately 17 to 24%. Any tax lien certificates which are not redeemed are converted into real estate assets;

     (3)  owns and operates a manufactured housing community in Florida.

                             SELECTED FINANCIAL DATA

   The following table sets forth summary historical financial information of the Company as of the dates and periods indicated in the following table. The summary historical financial data for the eight months ended August 31, 1998 is derived from financial statements of the Company which have been audited by Grant Thornton LLP, independent public accountants, appearing elsewhere herein. The summary historical financial data as of and for the years ended December 31, 1996 and 1997 is derived from the financial statements of RMC which have been audited by William C. Spore & Company, P.C., independent public accountants. The information below should be read in conjunction with the Financial Statements and related notes thereto of the Company and RMC.


                                                    Royal Mortgage Corporation                         Company
                                                             Year Ended                             Eight Months
                                                             December 31,                               Ended
                                               1996                        1997                    August 31, 1998
                                               -------------------------------------------------------------------
Statement of Operations Data(1):
 Revenues                                        $        34             $    277,031             $     220,776
 Expenses                                           (493,162)              (1,790,821)               (2,406,304)
 Other income (expense)                                   --                   (4,723)                       --
                                                 -----------             ------------             -------------

 Net loss                                        $  (493,128)            $ (1,518,513)            $  (2,185,528)
                                                 -----------             ------------             -------------
                                                 -----------             ------------             -------------

 Net loss per share                              $      0.24)            $      (0.68)            $       (0.40)
                                                 -----------             ------------             -------------
                                                 -----------             ------------             -------------

 Weighted average shares outstanding               2,050,000                2,266,437                 5,450,599
                                                 -----------             ------------             -------------
                                                 -----------             ------------             -------------



                                                           As of December 31,                        As of
                                                     1996                        1997            August 31, 1998
                                                     ---------------------------------------------------------------
Balance Sheet Data:
 Working capital (deficit)                       $  (265,398)             $ 3,511,816             $   4,008,714
 Investments                                              --                4,052,123                 4,330,802
 Property and equipment, net(2)                      268,690                  313,927                 2,198,979
 Total assets                                        329,358                9,058,000                10,755,724
 Total long-term debt                                     --                   50,000                 1,290,000
 Total liabilities                                   282,114               10,090,193                 1,370,250
 Stockholders' equity                                 47,244               (1,031,949)                9,385,474



-----------------------------------

(1) To give effect to the August 1998 merger, the Statement of Operations Data includes the operating results of RMC and the Company as though the entities had been combined as of January 1, 1996. In addition, the Park was acquired on June 1, 1998. The Statement of Operations Data includes the operating results of the Park for the period from June 1, 1998 to August 31, 1998.

(2) Property and equipment, net as of August 31, 1998 includes the land and improvements, buildings and equipment obtained in connection with the acquisition of the Park. The net balance of these assets as of August 31, 1998 was $1,771,391.

     Effective August 18, 1998, the Company acquired all of the outstanding capital stock of RMC, in exchange for shares of the Company. See notes to the "Consolidated Financial Statements."

     The Company has a limited operating history and conducts its operations through its wholly owned subsidiaries, Walden Woods, which owns a manufactured housing community and Walden Sales, which sells manufactured and modular homes, as well as its other subsidiaries, RMC, and its wholly-owned subsidiary, Royal Mortgage Brokerage, Inc.

     The Consolidated Financial Statements of the Company for the eight months ended August 31, 1998, reflect the combined results of RMC and the Company which includes manufactured housing operations and real estate investment activities. Prior to the exchange offering, the Company and its subsidiaries used December 31 as their fiscal year end. As a result of the exchange agreement, the shareholders of both Davenport Ventures, Inc. and RMC approved a change to an August 31 fiscal year end, as well as a name change from Davenport Ventures, Inc. to Royal

Financial Corporation. In addition, the existing officers resigned and the officers and directors of RMC were approved by the shareholders of both companies to become officers and directors of the Company.

     RMC began its operations in May 1997 after the completion of a $9,850,000 8 1/2% convertible debentures offering. This gave RMC the ability to initiate its operations in the market niches that the Company is currently exploiting today in the acquisition and profitable disposition of mortgage and real estate assets. As a whole, the Company has successfully used its market niches to obtain investment returns that management believes were and are available.

     Although no assurances can be given, the Company intends to acquire an increasing number of properties at daily and monthly judicial and non-judicial foreclosure auctions in all major counties in Florida and Texas through RMC. In addition, the Company intends to acquire and develop additional manufactured housing communities. Management believes that this will provide solid predictable growth patterns in this segment of the Company's business for its wholly-owned subsidiaries, Walden Woods and Walden Sales. There can be no assurance that this will occur without the successful completion of this current financing. The matters discussed herein contain forward-looking statements that involve certain risks, uncertainties and additional costs detailed herein. The actual results that are achieved may differ materially from any forward-looking projections, due to such risks, uncertainties and additional costs.

Year 2000 Compliance

     The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four year digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions of a company's operations.

     The Company has developed a plan to ensure its computer programs are compliant with system requirements to process transaction after the year 1999. In June 1998, the Company installed a new Y2K compliant computer system and the Company obtained a certificate of Y2K readiness from the software vendor. As a result, although no assurances can be given, the Company does not expect that any costs relating to the Y2K issue will be material to its financial condition or result of operations.

     The Company is working with its suppliers and processing banks to ensure that their systems will be Y2K compliant. Such compliance costs will be borne by those suppliers and processing banks. In the event that such suppliers or processing banks are unable to convert their systems appropriately, the Company anticipates, although no assurances can be given, that it will switch suppliers and/or processing banks to new suppliers and/or processing banks which are fully Y2K compliant.

Forward Looking Statements

     Statements that are not historical facts included in this registration statement are "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as future capital, business strategies, expansion and growth of the Company's operations and future net cash flows. Factors that could cause actual results to differ materially ("Cautionary Disclosures") are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of the Company's acquired properties, the Company's ability to find, acquire, market and sell properties, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, the results of financing efforts, and regulatory developments and compliance. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.

Item 3.  Description of Property

     The Company maintains its principal executive offices at 1000 Ballpark Way, Suite 210, Arlington, Texas. The premises are leased from an unaffiliated party at a current rate of approximately $7,600 per month. The lease expires in February 2005 and contains rent escalation clauses, which are based on pre-determined rent increases specified in the lease agreement.

     The Company also maintains an office in Naples, Florida and subleases space from an unaffiliated party for approximately $3,700 per month. This lease expires in October, 2000 with an option to renew for two years.

     The Company believes that these facilities are adequate for its current needs and anticipated future needs.

     The Company invests in various types of real estate, primarily residential, but also including commercial and multi-family properties. The Company establishes an exit strategy for each property at the time the investment is made, with the ultimate goal of realizing targeted capital gain levels on all properties, although no assurance can be given that the Company will be successful in achieving this goal.

     Certain of the Company's investments consist of non-performing loans. Most of the mortgage loans purchased by the Company are first liens. The Company believes, although no assurances can be given, that generally, the turnover of mortgage loan investments is fairly quick at an average holding period of four to nine months.

     The Company also owns Walden Woods Retirement Village (the "Park"), a manufactured housing community in Homosassa, Florida. The Park is a 45-acre site. 18 of the 45 acres are developed with approximately 87 home sites. The Company is currently developing an additional 20 acres. It is anticipated that the development will be completed by December 1998 at which time the Company believes the Park will contain an aggregate of approximately 215 home sites. Upon completion of the development, new sites will rent for $225 per month. Rent for existing cites is $175 per month. This increase will be made in January 2000. The current occupancy level at the Park is approximately 95%. The book value of assets related to the Park at August 31, 1998 was approximately $1,771,000, which was approximately 16% of consolidated assets at August 31, 1998.

     Most of the Company's investment properties, as well as the Park discussed above, are located in the state of Florida. The Company anticipates acquiring properties in other states, which will diversify its portfolio.

     All of the Company's properties are covered by property and casualty insurance, which the Company believes is adequate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of August 31, 1998 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting common stock and with respect to the beneficial ownership of such common stock by each director of the Company and by all directors and executive officers of the Company as a group.



Number of Shares                              Number of Shares
                                           (Assuming No Exercise                       (Assuming Exercise
Name and Address of                             of Options                                   of Options
   Beneficial Owner                             by Holder (1)              Percent          by Holder (1)         Percent
------------------------                   -----------------------------   -------     ----------------------     -------

Bank of Liechtenstein                           454,545                      6%                --                     --
   c/o Brown Brothers
       Harriman & Co.
   59 Wall Street
   New York, NY 10005

Swiss Bank Corp.                                977,955                      13%               --                     --
   2 Bahnhof Plotz
   Zurich, Switzerland

Von Graffenried Private Bank                    567,727                      8%                --                     --
   Marktgass Passage 3
   Portfach 3000
   Bern 3, Switzerland

Michael J. Pilgrim                              231,667                      3%              541,667                 7%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Mark J. Teinert                                 221,667                      3%              521,667                 7%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

David E. Wentsch                                  -0-                        --               120,000                 1%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Richard Bergner                                   -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Dr. Raymond Wicki                                 -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Susan M. Stein                                    -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210



   Arlington, Texas 76011

Directors and executive                         453,334                      6%              1,223,334               14%
   officers as a group
      ( 6 persons)


------------------------------------

     (1) Messrs. Pilgrim, Teinert and all executive officers and directors as a group beneficially own options exercisable at an average exercise price of $2.34 for 310,000, 300,000 and 770,000 shares of common stock, respectively.

     The Company is not aware of any arrangement which might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth certain information about the directors, executive officers and significant employees of the Company.

Name                                Age         Position with Company

Michael J. Pilgrim                  45          President and Chief Executive Officer, Chairman

Mark J. Teinert                     44          Secretary and Treasurer

David E. Wentsch                    46          Vice President and Director

Richard Bergner                     68          Director

Raymond Wicki                       55          Director

Susan M. Stein                      39          Vice President - Finance



     Mr. Michael J. Pilgrim has been President and C.E.O. of the Company since August 1998. Prior to such time and since 1994, Mr. Pilgrim as a co-founder of RMC, where he serves as President and C.E.O. Mr. Pilgrim's duties include, but are not limited to, supervising the Company's operations, serving on the Company's mortgage evaluation and acquisition team and leading the Company's manufactured housing activities. From 1992 to present, Mr. Pilgrim has been and currently is a principal of Rockford Management Inc., which manages an investment partnership, Gladiator Partners L.P. Mr. Pilgrim's employment history also includes three years with the accounting firm of Arthur Young, five years with Merrill Lynch, where he served as Senior Vice President and three years as Vice President with Prudential Bache Securities. Mr. Pilgrim is a Licensed Mortgage Broker in Florida and currently serves as the Principal Mortgage Broker for Royal Mortgage Brokerage, Inc. Mr. Pilgrim received a Bachelor of Business Administration degree from the University of Missouri in 1975.

     Mr. Mark J. Teinert has been Secretary and Treasurer of the Company since August 1998. Prior to such time and since 1994, Mr. Teinert was a co-founder of RMC, where he served as Secretary and Treasurer. Mr. Teinert's duties include, but are not limited to, serving on the Company's mortgage evaluation and acquisition team, providing financial analysis, tax lien certificate acquisition and coordinating auction activities. Mr. Teinert's employment history includes eight years as a financial analyst for Dorchester Oil & Gas (a Fortune 500 Company), three years with Merrill Lynch, where he served as Vice President of Retail Equity sales, four years with California Federal Savings Bank where he oversaw various home mortgage activities and four years as Vice President with Professional Practice Insurance Brokers. Mr. Teinert received a Bachelor of Business Administration degree from Texas Tech University.

     Mr. David E. Wentsch has been Vice President of the Company since August 1998. Prior to such time and since April 1998, Mr. Wentsch served as Vice President of RMC, where he served on the Company's mortgage evaluation and acquisition team. From April 1997 to April 1998, Mr. Wentsch was engaged on a contract basis to provide various legal services relating to the Company's mortgage acquisition activities. Prior experience includes working as a trust banker and practicing law in the areas of real estate, tax and bankruptcy matters. Mr. Wentsch is a Florida Licensed Mortgage Broker. Mr. Wentsch received a Bachelor of Business Administration from the University of Texas El Paso and Jurist Doctor degree from the University of Texas School of Law.

     Mr. Richard Bergner has been a director of the Company since August 1998. Prior to such time and since April 1998, Mr. Bergner was a director of RMC. Mr. Bergner has a general civil law practice in Houston, Texas which includes business litigation in federal and state courts, corporation, general and limited partnerships, including formation, stock issuance, acquisitions, mergers, and liquidation and commercial and residential real estate transactions. Mr. Bergner served in the United State Marine Corps from 1948 through 1952. Mr. Bergner received a B.A. and law degree from the University of Texas.

     Dr. Raymond Wicki has been a director of the Company since August 1998. Prior to such time and since April 1998, Dr. Wicki was a director of RMC. From 1990 to present, Dr. Wicki has been and currently is the CEO of Bank Von Graffenried, a family-owned private bank in Berne, Switzerland. From 1983 to 1990, Dr. Wicki focused on private and industrial portfolio management. This included the assignment to build and manage the institutional asset management business of a large Swiss bank. In the late 1970's, Dr. Wicki pioneered the venture capital industry in Europe when, together with two partners, he established one of the first venture capital funds that invested in the U.S. and in Germany and Switzerland. Prior to such time and for eight years Dr. Wicki was with the industrial organization of Aga Khar where he served as Head of Finance. Dr. Wicki started his professional career in the investment department of Hoffmann-La Roche, a Swiss pharmaceutical group. Dr. Wicki received a business administration degree and a Ph. D. in finance and taxation from the University of Berne, Switzerland. He also holds an MBA degree from Kent State University in Ohio.

     Mrs. Susan Stein has been Vice President of Finance of the Company since August 1998. Prior to such time and since April 1998, Mrs. Stein was the Controller of RMC. From 1994 to 1997, Mrs. Stein was with Arthur Andersen LLP in Dallas, Texas where she served as engagement manager for a variety of public and privately-owned client companies in the real estate and financial services industries. Mrs. Stein's employment history includes five years with Coopers & Lybrand, where she served as engagement manager for several clients including a trust company, savings & loan, commercial banks and the FDIC. Mrs. Stein also worked in the banking industry for three years. Mrs. Stein received a Bachelor of Business Administration degree in Accounting from Baylor University.

     Directors serve for a term of one year or until their successors are elected and qualified.

     Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

Item 6.  Executive Compensation

     The following summary compensation table sets forth certain information regarding compensation paid to the persons serving as the Company's chief executive officer and each executive officer whose annual compensation exceeded $100,000.


Name and Principal                                 Annual           Remuneration
   Position                      Period            Salary              Other


Michael J. Pilgrim,
   Chairman                       1998             132,000             5,000
                                  1997              75,000             5,000

Mark J. Teinert,
   Secretary/Treasurer            1998             126,000             5,000
                                  1997              75,000             5,000

David Wentch,
   Vice President and Director    1998              96,000             5,000
                                  1997            Contract             5,000


-----------------------------

     (1) Directors receive $5,000 and 10,000 options each year for serving as members of the Company's Board of Directors.

     There is no employment agreement with any executive officer.

Item 7.  Certain Relationships and Related Transactions

     The Company has entered into a long-term lease agreement for its Arlington, Texas office. The lease expires in February, 2005 and has been personally guaranteed by Michael Pilgrim and Mark Teinert.

Item 8.  Description of Securities

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of which 7,464,382 shares were outstanding as of August 31, 1998.

     Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time.

     Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

     Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

Market Information

     The Company's Common Stock began trading on the OTC Electronic Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ROYF" in May 1998. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock since it was initially quoted in May 1998 until August 31, 1998. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

                                          BID                    ASK
                                    High          Low       High        Low
                                    ----          ---       ----        ---


Third Quarter 1998 (May)            .85           .40       1.15         .65

Fourth Quarter 1998                2 15/16       1.20       3 1/16      1 1/2

Holders


     As of August 31, 1998, there were approximately 92 holders of record of the Company's common stock.

Dividends

     Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the Company's businesses. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and its subsidiaries and such other factors that the Board of Directors of the Company may deem relevant.

Item 2.  Legal Proceedings

     The Company is currently involved as plaintiff in various lawsuits of a nature regularly incurred in the ordinary course of the Company's business. Neither the Company nor any of its subsidiaries is involved in any litigation, arbitration or other proceedings relating to claims which are material to the Company's results of operations nor, so far as the Company is aware, are any such litigation, arbitration or other proceedings pending or threatened.

Item 3.  Changes in and Disagreements with Accountants

     None

Item 4.  Recent Sales of Unregistered Securities

     The following paragraphs set forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Rule 144 of the Securities Act for transactions not involving a public offering.

                           Royal Mortgage Corporation

     In March 1995, Royal Mortgage Corporation ("RMC") completed a Regulation D offering of 800,000 shares at a price of $.75 per share, receiving gross proceeds of $600,000.

     In September 1995, RMC completed a Regulation S offering in the amount of $120,000. The Regulation S offering was in the form of a one year $3.00 convertible debenture with the $120,000 raised accruing interest at an annual rate of 8.00%. RMC elected to convert this debt instrument in September 1996 at $3.00 per share plus the accrued interest to the holder of the Convertible Debenture for a total of 43,210 shares.

     In July 1996, RMC completed a $75,000 Regulation D offering of 37,500 shares at a price of $2.00 per share.

     In August 1997, RMC completed a 250,000 share Regulation S offering at $2.00 per share.

     In September 1997, royal Mortgage Corporation completed a Regulation D offering raising $9,850,000 through the sale of 8 1/2% Convertible Debentures due March 2000. During the April-June 1998 time periods, $8,560,000 of the $9,850,000 debenture holders voluntarily converted their debentures into shares of RMC for a total of 1,556,363 shares at $5.50 per share at the option of the Debenture Holders.

     In August 1998, 73,485 shares were issued to warrant holders to replace $970,000 in warrants which resulted from the $9,850,000 8 1/2% Senior Convertible Debentures due March 2000, which would have resulted in approximately 220,465 shares being issued. While RMC received no proceeds from this issuance, it reduced the total number of shares to be issued by 67% or 146,980 shares.

                            Davenport Ventures, Inc.

     In May 1998, Davenport Ventures, Inc. issued 1,500,000 shares at $.05 per share for $75,000 pursuant to a Regulation D Section 504 Offering. In early August 1998, Davenport Ventures, Inc. sold 440,000 shares at $2.00 per share pursuant to a Regulation D 504 Offering.

     Pursuant to the exchange offer by Davenport Ventures, Inc. to RMC's shareholders a one-for-one share exchange was made and approved by both company's shareholders on August 10,1998. Concurrent with the merger, Davenport Ventures, Inc. charged its name to Royal Financial Corporation.

Item 5.  Indemnification of Directors and Officers

     Article V of the Company's Bylaws provides for indemnification of officers and directors against expenses incurred in connection with any legal action they become a party to by reason of being or having been a director or officer of the Company, unless such officer or director is adjudged to be liable for negligence or misconduct in the performance of their duties.

     Under Section NRS 78.7502 of the Nevada Law, a corporation may indemnify a past or present director or officer against liability incurred in a proceeding if (1) the director or officer conducted himself in good faith, (2) the director or officer reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director or officer (1) in connection with a proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         In addition, pursuant to subsection 3 of Section NRS 78,7502 of the Nevada Law, a corporation shall indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of August 31, 1998 and for the eight months then ended have been audited by Grant Thornton LLP, as stated in their report appearing herein. The financial statements as of December 31, 1997 and 1996 and for the years then ended have been audited by William C. Spore & Company, P.C., independent auditors, as stated in their reports appearing herein.

Index to Financial Statements


                                 August 31, 1998

Report of Independent Certified Public Accountants..............................................................F-2

Consolidated Balance Sheet as of August 31, 1998................................................................F-3

Consolidated Statement of Operations for the eight month period ended August 31, 1998......................................................................................F-4

Consolidated Statement of Changes in Stockholder's Equity for
     the eight month period ended August 31, 1998...............................................................F-5

Consolidated Statements of Cash Flow for the eight month period ended August 31, 1998...........................................................................................F-6

Notes to Consolidated Financial Statements......................................................................F-7

                                December 31, 1997

Report of Independent Certified Public Accountants.............................................................F-19

Consolidated Balance Sheet as of December 31, 1997.............................................................F-20

Consolidated Statement of Operations for the year ended December 31, 1997......................................F-22

Consolidated Statement of Changes in Stockholder's Equity for the
year ended December 31, 1997...................................................................................F-23

Consolidated Statements of Cash Flow for the year ended December 31, 1997......................................F-24

Notes to Consolidated Financial Statements.....................................................................F-27

                                December 31, 1996

Report of Independent Certified Public Accountants.............................................................F-35

Consolidated Balance Sheet as of December 31, 1996.............................................................F-36

Consolidated Statement of Operations for the year ended December 31, 1996......................................F-37

Consolidated Statement of Changes in Stockholders Equity for the
year ended December 31, 1996...................................................................................F-38

Consolidated Statements of Cash Flow for the year ended December 31, 1996......................................F-41

Notes to Consolidated financial Statements.....................................................................F-42


Consolidated Statement of Changes in Stockholder's Equity for the
year ended December 31, 1997...................................................................................F-37

Consolidated Statements of Cash Flow for the year ended December 31, 1996......................................F-40

Notes to Consolidated Financial Statements.....................................................................F-41



                       FINANCIAL STATEMENTS AND REPORT OF
                     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                   ROYAL FINANCIAL CORPORATION AND SUBSIDIARIES

                                AUGUST 31, 1998

               Report of Independent Certified Public Accountants


The Board of Directors
Royal Financial Corporation


We have audited the accompanying consolidated balance sheet of Royal Financial Corporation and subsidiaries as of August 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Financial Corporation and subsidiaries as of August 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the eight months then ended in conformity with generally accepted accounting principles.


GRANT THORNTON LLP

Dallas, Texas
September 17, 1998

                  Royal Financial Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                 August 31, 1998



                                     ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                            $ 3,912,255
    Prepaid expenses and other current assets                                                149,009
    Manufactured home inventory                                                               27,700
                                                                                             -------

                  Total current assets                                                     4,088,964

INVESTMENTS
    Mortgage loan portfolio, net                                       $ 2,808,902
    Real estate portfolio, net                                           1,357,744
    Tax lien certificates                                                  127,520
    Other investments                                                       36,636         4,330,802
                                                                           -------

PROPERTY AND EQUIPMENT, NET                                                                2,198,979

OTHER ASSETS
    Deferred stock offering costs                                           35,000
    Deferred debenture costs                                                79,340
    Deposits and sundry assets                                              22,639           136,979
                                                                           -------          --------

                  Total assets                                                           $10,755,724
                                                                                         -----------
                                                                                         -----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                                                $ 80,250

8-1/2% SENIOR CONVERTIBLE DEBENTURES DUE MARCH 2000                                        1,290,000
                                                                                          ----------

                  Total liabilities                                                        1,370,250

COMMITMENTS                                                                                       -

STOCKHOLDERS' EQUITY
    Common stock, $.001 par value; authorized 50,000,000 shares;
       issued and outstanding, 7,464,382 shares                        $     7,464
    Additional paid-in capital                                          14,062,657
    Accumulated deficit                                                 (4,684,647)        9,385,474
                                                                        ----------        ----------

                  Total liabilities and stockholders' equity                             $10,755,724
                                                                                         -----------
                                                                                         -----------



         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

                      CONSOLIDATED STATEMENT OF OPERATIONS

                       Eight months ended August 31, 1998



Revenues
    Interest                                                                          $ 114,772
    Gains (losses) on sales of operating assets
       Loans                                                         $ 82,073
       Real estate                                                    (22,846)           59,227
                                                                     --------
    Lot rental income                                                                    46,777
                                                                                      ---------

                  Total revenue                                                         220,776

Expenses
    Interest                                                        1,053,750
    Salaries and benefits                                             272,111
    Contract labor                                                     26,000
    Directors fees                                                     25,000
    Professional fees                                                 215,633
    Promotional                                                       103,283
    Travel and lodging - operations                                    79,283
    Travel and lodging - financing                                     43,372
    General and administrative                                        129,788
    Depreciation                                                       61,290
    Filing fees                                                         4,498
    Office rent                                                        85,687
    Insurance                                                          64,801
    Taxes - payroll and other                                         120,393
    Real estate property     maintenance                               58,501
    Due diligence expenses                                             62,914         2,406,304
                                                                      -------        ----------

                  Net loss                                                         $(2,185,528)
                                                                                   ------------
                                                                                   ------------

Loss per share - basic and diluted                                                      $(0.40)
                                                                                   ------------
                                                                                   ------------

Weighted average shares outstanding                                                   5,450,599
                                                                                   ------------
                                                                                   ------------


         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       Eight months ended August 31, 1998



                                                  Common stock         Additional
                                              --------------------       paid-in        Accumulated
                                               Shares       Amount       capital          deficit          Total
                                              ---------     ------     ----------       -----------      ----------
Balances at January 1, 1998,
    as previously reported                      520,000      $ 520           $ (520)    $  -                 $ -

Merger with Royal Mortgage
    Corporation (RMC)                         2,380,700      2,381        1,464,789      (2,499,119)     (1,031,949)
                                              ---------      -----       ----------      ----------      ----------

Balances at January 1, 1998,
    restated                                  2,900,700      2,901        1,464,269      (2,499,119)     (1,031,949)

RMC
    Sale of common stock                        892,500        893        3,168,818              -        3,169,711
    Conversion of 8-1/2% senior
       convertible debentures                 1,556,364      1,556        8,558,444              -        8,560,000
    Exercise of stock options                     1,333          1            1,332              -            1,333
    Conversion of warrants                       73,485         73              (73)             -               -

Royal Financial Corporation
    (formerly DVI)
       Sale of common stock                   1,940,000      1,940          864,967              -          866,907
       Common stock issued for
          services                              100,000        100            4,900              -            5,000

Net loss                                         -               -               -       (2,185,528)     (2,185,528)
                                              ---------    -------      ----------     ------------     -----------

Balance at August 31, 1998                    7,464,382     $7,464      $14,062,657     $(4,684,647)    $ 9,385,474
                                              =========      =====       ==========      ==========      ==========


         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                       Eight months ended August 31, 1998



Cash flows from operating activities
    Net loss                                                                                             $(2,185,528)
    Adjustments to reconcile net loss to net cash used in operating activities
       Depreciation                                                                      $ 61,290
       Amortization/write-off of debenture costs                                          781,559
       Common stock issued for services                                                     5,000           847,849
                                                                                           ------
       Changes in operating assets and liabilities
          Prepaid expenses and other  assets                                              (43,445)
          Accounts payable and accrued liabilities                                       (159,937)         (203,382)
                                                                                        ---------         ---------

                  Net cash used in operating activities                                                 (1,541,061)

Cash provided by (used in) investing activities
    Purchase of Walden Woods of Sugarmill, Inc.                                        (1,611,625)
    Purchase of additional land                                                           (18,000)
    Principal collections on tax lien certificates                                        102,410
    Purchases of property and equipment                                                  (177,921)
    Purchases of loans                                                                 (1,531,515)
    Collections on loans                                                                  111,449
    Disposition of loans                                                                  416,380
    Sale of real estate and other assets                                                1,192,392
    Purchases of real estate properties                                                  (572,327)
    Investment in park development                                                       (138,798)       (2,227,555)
                                                                                        ---------

Cash provided by (used in) financing activities
    Sale of common stock, net of offering costs                                         4,057,904
    Exercise of stock options                                                               1,333
    Other                                                                                  (8,639)        4,050,598
                                                                                        ----------       ----------

Net increase in cash and cash equivalents                                                                   281,982

Cash and cash equivalents, beginning of period                                                            3,630,273
                                                                                                         ----------

Cash and cash equivalents, end of period                                                                $ 3,912,255
                                                                                                        -----------
                                                                                                        -----------


         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 August 31, 1998


NOTE A - NATURE OF BUSINESS AND DESCRIPTION OF MERGER

    Royal Financial Corporation ("Royal" or the "Company") is a financial services company engaged primarily in the acquisition and resolution of non-performing and under-performing mortgage loans and in various investment activities including the acquisition of tax lien certificates and single-family residential properties at foreclosure sales. In addition, the Company owns and operates a manufactured housing community in Florida.

    Effective August 18, 1998, the Company (formerly Davenport Ventures, Inc.), merged with Royal Mortgage Corporation ("RMC"). Concurrent with the merger, Davenport Ventures, Inc. ("DVI") changed its name to Royal Financial Corporation. DVI acquired all of the outstanding common stock of RMC in exchange for DVI common stock on the basis of one share of RMC stock for one share of DVI stock. The controlling shareholder group of both DVI and RMC was substantially the same prior to the merger. As a result, the merger has been treated as a combination of entities under common control. Accordingly, the results of operations of the combined entities is reflected in the accompanying consolidated statement of operations as though the entities had been combined as of January 1, 1998. Prior to the merger, RMC was engaged in the real estate investment activities discussed above. DVI was a public shell company until June 1998 when it acquired the capital stock of Walden Woods of Sugarmill, Inc. ("Walden Woods"). The sole asset of Walden Woods is Walden Woods Retirement Village (the "Park"), a manufactured housing community in Homosassa, Florida. The Park is a 45-acre site, 18 acres of which are developed with approximately 85 homesites. The Company is currently developing an additional 20 acres. It is anticipated that the development will be completed by December 1998 at which time the Park will contain approximately 210 homesites. The accompanying consolidated financial statements include the revenue and expenses of the Park from the date of acquisition (June 1, 1998) through August 31, 1998.

    Separate results of operations for the period prior to the merger are as follows:


                                                 Eight months
                                                        ended
                                               August 31, 1998
                                               ---------------
               Revenue
                  RMC                              $ 173,999
                  DVI                                 46,777
                                                   ---------

               Combined                            $ 220,776
                                                   ---------
                                                   ---------

               Net (loss) earnings
                  RMC                            $(2,192,366)
                  DVI                                  6,838
                                                 -----------
               Combined                         $(2,185,528)
                                                ------------
                                                ------------

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Royal Mortgage Brokerage, Inc. and Walden Woods of Sugarmill, Inc. All significant intercompany accounts and transactions have been eliminated.

    Risks and Uncertainties/Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Most of the Company's investment properties, as well as the manufactured housing community, are located in the state of Florida. The Company does plan to acquire properties in other states which will diversify its portfolio.

    Cash and Cash Equivalents

    Cash and cash equivalents consist primarily of cash in banks and highly liquid investments purchased with an original maturity of three months or less.

    Mortgage Loan Investments

    The Company purchases mortgage loans, for which the borrower is not current as to principal and interest payments or which there is a reason to believe the borrower will be unable to continue to make its scheduled principal and interest payments, at a discount. All loans held at August 31, 1998 and for the eight months then ended are deemed to be impaired. Income is recognized only upon receipt of interest payments or the ultimate disposition of collateral. The Company accounts for its initial investment in a pool of loans based upon the pricing methodologies used to bid on the pool. The acquisition cost is allocated to each loan within the pool when the bid price was determined based upon an analysis of the expected future cash flows of each individual loan Generally, loans in the Company's portfolio go through foreclosure proceedings, the Company takes title to the property and the property is sold on the open market. Loans are transferred to real estate owned upon receipt of title to the property.

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Real Estate Investments

    All real estate investments are held for sale. Properties acquired through or in lieu of foreclosure are valued at the lower of the adjusted cost basis of the loan or fair value less estimated costs of disposal of the property at the date of foreclosure. Properties acquired directly at auction sales are recorded at cost. Properties held are not depreciated and are periodically re-evaluated to determine that they are being carried at the lower of cost or fair value less estimated costs to dispose. Sales proceeds and related costs are recognized with passage of title to the buyer. Holding and maintenance costs are reported as period costs when incurred.

    Property and Equipment

    Property and equipment are carried at cost and, except for land, are depreciated over their estimated useful lives on the straight-line method. The estimated useful lives used in computing depreciation are as follows:

       Furniture, fixtures and equipment      3-10 years
       Land improvements and buildings       15-20 years

    Leasehold improvements are amortized over the term of the related leases.

    Deferred Debenture Costs

    The deferred debenture costs represent the unamortized balance of professional fees, commissions and other expenses that have been incurred to obtain debenture financing. These costs are amortized as interest expense over the life of the debentures using the effective interest rate method. The amortized amount for the eight months ended August 31, 1998 was $116,530. See Note L regarding write off of deferred debenture costs during 1998.

    Stock Options

    The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), as well as the provisions of SFAS 123 as they relate to non-employee stock options.

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    Loss Per Share

    In 1998, the Company adopted the provisions of Statement of financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). In accordance with SFAS 128, the Company computes basic earnings (loss) per common share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. No effect has been given to convertible debentures, stock options or warrants because the effect of assumed conversion or exercise is anti-dilutive.

    Other Recent Accounting Standards

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. SFAS No. 130 requires that comprehensive income be presented beginning with net income, adding the elements of comprehensive income not included in the determination of net income, to arrive at comprehensive income. SFAS No. 130 is effective for fiscal years and interim periods beginning after December 15, 1997. There were no elements of comprehensive income which were not included in the determination of net income for the eight months ended August 31, 1998. Accordingly, the adoption of SFAS 130 had no impact on the presentation of the Company's results of operations or financial position.


NOTE C - WALDEN WOODS ACQUISITION

    Effective June 1, 1998, the Company acquired Walden Woods from an unaffiliated third party for approximately $1.6 million in cash. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values on the date of acquisition. The allocation was made as follows:


       Assets acquired:
          Land                                             $1,351,425
          Land improvements and buildings                     255,000
          Furniture, fixtures and equipment                     5,200
                                                               ------

                                                           $1,611,625
                                                           ----------
                                                           ----------

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE D - CASH FLOW INFORMATION

    Supplemental information on cash flows and noncash investing and financing transactions is as follows:


       Supplemental Cash Flow Information:
          Interest paid                                                               $ 439,973

       Supplemental Schedule of Non-cash Investing Activities:
          Real estate acquired through foreclosure of loans                           2,062,487
          Other assets acquired in settlement of loan                                    40,000

       Supplemental Schedule of Financing Activities:
          8-1/2% senior convertible debentures converted into common
    shares                                                                            8,560,000
          Receivable for 2,500 common shares issued                                       9,000
          Warrants converted to common shares                                                73

NOTE E - PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                     August 31,
                                                                                        1998
                                                                                     ----------
       Land (Park)                                                                   $1,369,425
       Land improvements and buildings (Park)                                           255,000
       Park development in progress                                                     138,796
       Furniture, fixtures and equipment                                                258,329
       Leasehold improvements                                                           335,063
                                                                                       --------
                                                                                      2,356,613
       Less accumulated depreciation                                                   (157,634)
                                                                                       --------

       Property and equipment, net                                                   $2,198,979
                                                                                       --------
                                                                                       --------


                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE F - OPERATING LEASES

    The Company leases office space in Arlington, Texas, subleases space in Naples, Florida and has various equipment operating leases. The Arlington office lease expires in February, 2005. The Naples, Florida office lease expires in October, 2000 with an option to renew for two years.

    Future minimum payments following August 31, 1998 are as follows:

       1999                                              $145,236
       2000                                               157,794
       2001                                               125,749
       2002                                               117,717
       2003                                               116,151
       Thereafter                                         171,877
                                                         --------

                                                         $834,524
                                                         --------
                                                         --------


    Lease expense in 1998 was $95,931. The Arlington lease contains rent escalation clauses which are based on pre-determined rent increases specified in the agreement.


NOTE G - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, mortgage loans, tax lien certificates, accounts payable and senior convertible debentures payable. The methodologies used and key assumptions make to estimate fair value, the estimated fair values determined and recorded carrying values follow:

    Cash and Cash Equivalents

    The carrying amount approximates fair value because of the short maturity of these instruments.

    Mortgage Loans

    The mortgage loan portfolio consists of non-performing loans. On the majority of these loans, the Company expects to foreclose on the underlying collateral and ultimately sell the properties. Accordingly, fair values have been determined based on the status of pending settlements between the Company and borrower or by utilizing the fair value of the underlying collateral.

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE G - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

    Tax Lien Certificates

    The fair value is estimated based upon the discounted value of the future cash flows expected to be received based on statutory rates established by the taxing jurisdictions assuming all remaining certificates are redeemed. It is possible that not all certificates will be redeemed in which case the Company may obtain title to the property upon expiration of the statutory holding period.

    Accounts Payable

    The carrying amount approximates fair value because of the short-term nature of accounts payable.

    Senior Convertible Debentures Payable

    The fair value is estimated based upon the discounted value of the future cash flows expected to be paid on such borrowings, using the current rate obtainable by the Company on similar borrowings.

    Real Estate Portfolio

    Real estate, although not a financial instrument, is an integral part of the Company's business. The fair value of real estate is estimated based upon appraisals, broker price opinions and other standard industry valuation methods, less anticipated selling costs.

    The carrying amounts and estimated fair values of the Company's financial instruments and real estate are as follows:


                                                August 31,
                                                    1998        Fair Value
                                              -----------      -----------

       Financial assets:
          Cash and cash equivalents           $ 3,912,255       $ 3,912,255
          Mortgage loan portfolio, net          2,808,902         3,600,000
          Tax lien certificates                   127,520           144,633
          Real estate portfolio, net            1,357,744         1,813,644

       Financial liabilities:
          Accounts payable                        (10,047)          (10,047)
          Senior convertible debentures
              payable                          (1,290,000)       (1,284,739)


                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE H - CONVERTIBLE SENIOR DEBENTURES PAYABLE

    In 1997, the Company issued $9,850,000 of convertible senior debentures. The debentures accrue interest at 8.5% which is payable semi-annually on October 1 and April 1. During 1998, $8,560,000 of these debentures were converted into common stock of the Company at a price of $5.50 per share. The remaining $1,290,000 of debentures outstanding at August 31, 1998 are due and payable at maturity on March 31, 2000, and are convertible at a price equal to 80% of the market price of the common stock at such time as the Company does an initial public offering.


NOTE I - INCOME TAXES

    Following is a reconciliation of the Company's income tax provision with the amount of tax computed at the federal statutory rate:

       Tax benefit at the federal statutory rate                    $ 743,080
       Nondeductible expenses                                          (3,560)
       Other                                                           (5,425)
       Change in valuation allowance                                 (734,095)
                                                                     --------

                                                                     $     -
                                                                     --------
                                                                     --------

    Deferred tax assets consist of the following:

       Net operating loss carryforward                            $ 1,496,931
       Property and equipment                                           9,004
                                                                   ----------
                                                                    1,505,935
       Valuation allowance                                         (1,505,935)
                                                                   ----------

          Net deferred tax assets                                  $       -
                                                                   ----------
                                                                   ----------

    The Company will file a consolidated federal income tax return with its subsidiaries. For federal income tax purposes, the Company has cumulative operating losses of approximately $4,400,000 which are being carried forward to future years.

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE J - OPTIONS AND WARRANTS

    The Company has issued stock options to directors, employees and others. Options are granted at no less than fair value at date of grant, as determined by the board of directors. Generally, the options vest at date granted and expire in five years. Following is a summary of option transactions for the eight months ended August 31, 1998:

                                                                     Weighted
                                                                      average
                                                                     exercise
                                                    Shares             price
                                                 ---------          ---------
       Outstanding at January 1, 1998                    -            $ -
       Options of RMC outstanding
          at January 1, 1998                      1,390,000           2.07
       Granted
          RMC                                        50,000           4.25
          Royal (formerly DVI)                      310,000           3.28
       Exercised
          RMC                                        (1,333)          1.00
                                                  ----------          ----

       Outstanding at August 31, 1998             1,748,667           2.34
                                                  ----------          ----
                                                  ----------          ----


    The following table summarizes information about stock options at August 31, 1998:

                                                  Outstanding and Exercisable
                                                  ---------------------------
                                                   Weighted
                                                    average
                                                   remaining         Weighted
                                                  contractual         average
                                                      life           exercise
        Exercise price          Shares            (in years)          price
        --------------          ------            -----------        --------
            RMC
           ----
           $1.00                198,667               1.50           $1.00
            2.25              1,190,000               3.83            2.25
            4.25                 50,000               4.75            4.25

              Royal
        (formerly DVI)
        --------------
          $2.25 - 2.75           60,000               2.91            2.41
           3.12 - 4.00          250,000               2.00            3.49
                              ---------                               ----
                              1,748,667              $2.34
                              ---------              -----
                              ---------              -----


                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE J - OPTIONS AND WARRANTS - Continued

    The Company has adopted only the disclosure provisions SFAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the option grant date consistent with the methodology prescribed by SFAS 123, the Company's net loss would be increased to the pro forma amounts indicated below:

       Net loss
           As reported                           $2,185,528
           Pro forma                             $2,246,628
       Basic and diluted loss  per share
          As reported                                                $.40
          Pro forma                                 $.41

    In connection with the issuance of debt in 1997 and common stock in 1998, RMC has issued warrants expiring December 31, 2000, to purchase common stock. The warrants issued in connection with the debt issuance were granted to the placement agent and provide for the purchase of 223,864 shares of common stock at $4.40 per share. Pursuant to an offer made by RMC in August 1998, 220,465 of these warrants were exchanged for 73,485 shares of common stock. The following summarizes warrant transactions:




                                                                                  Exercise
                                                                  Shares            price
                                                                 --------        ----------
       Outstanding at January 1, 1998                                  -                 -
       Warrants of RMC outstanding at January 1, 1998             223,864           $  4.40
       Issued in connection with sale of common stock             178,500              6.00
       Conversion to common stock                                (220,465)             4.40
                                                                 --------        ----------

       Outstanding at August 31, 1998                             181,899        $4.40-6.00
                                                                 --------        ----------
                                                                 --------        ----------



NOTE K - COMMITMENTS

    On August 24, 1998, the Company entered into an agreement with a financial public relations firm whereby the Company agreed to pay $15,000 per month for twelve months beginning August 4, 1998 and issue 70,000 free-trading shares of common stock upon filing of a Form S-1 with the Securities and Exchange Commission.

    See Note F regarding lease commitments.

                  Royal Financial Corporation and Subsidiaries

                                 August 31, 1998


NOTE L - CHARGE TO OPERATIONS

    Due to the conversion of $8,560,000 of the 8 1/2 % Senior Convertible Debentures due March 2000 during the current period, $665,029 of costs that had been deferred related to obtaining this financing were charged to operations in 1998.


NOTE M - ADDITIONAL FINANCING

    The Company plans a securities offering of up to $50,000,000 under Regulation S of the Securities Act of 1933. The proposed offering would include units consisting of 8 1/2% debentures with a three-year term and warrants to purchase common stock at an exercise price of $4.00. However, there is no assurance that this offering will be successful.

                           ROYAL MORTGAGE CORPORATION

                              FINANCIAL STATEMENTS

                                December 31, 1997

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Royal Mortgage Corporation


We have audited the accompanying balance sheet of Royal Mortgage Corporation (a Texas corporation) as of December 31, 1997, and the related statements of loss, changes in stockholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Mortgage Corporation as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.


WILLIAM C. SPORE & COMPANY, PC
Certified Public Accountants

January 14, 1998

                           ROYAL MORTGAGE CORPORATION
                                  BALANCE SHEET

                                December 31, 1997



                                     ASSETS

CURRENT ASSETS

Cash - Operating                                                    $ 1,258,354
Cash - Escrow & Custodial                                             2,371,919
Interest & Other Receivables                                             80,395
Prepaid Expenses                                                         41,341
     TOTAL CURRENT ASSETS                                             3,752,009

     INVESTMENTS

Mortgage Investments                                                  3,822,193
Tax Lien Certificates                                                   229,930
     TOTAL INVESTMENTS                                                4,052,123

     PROPERTY & EQUIPMENT

Office & Transportation Equipment                                       198,098
Leasehold Improvements                                                  212,173
                                                                        410,271
Less - Accumulated Depreciation                                         (96,344)
     TOTAL PROPERTY & EQUIPMENT                                         313,927

     OTHER ASSETS

Deposit - Stadium Bond                                                    8,000
Security Deposit-Office Lease                                             6,000
Deferred Stock Offering Costs                                            65,286
Deferred Loan Costs-Net of Amortization                                 860,899
     TOTAL OTHER ASSETS                                                 940,185

     TOTAL ASSETS                                                   $ 9,058,244



                       LIABILITIES & STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES

Accounts Payable                                                   $     25,699
Accrued Interest & Payroll Taxes                                        214,494
     TOTAL LIABILITIES                                                  240,193

     LONG-TERM DEBT

8 1/2% Senior Convertible Debenture
  Due March 2000                                                      9,850,000

     TOTAL LIABILITIES                                               10,090,193


     STOCKHOLDERS' EQUITY

Capital Stock  ($.001 par value per share,
  10,000,000 shares authorized, 2,380,710
  shares issued & outstanding)                                            2,381
Additional Paid In Capital                                            1,464,789
Retained Earnings                                                    (2,499,119)
     TOTAL STOCKHOLDERS' EQUITY                                      (1,031,949)


     TOTAL LIABILITIES & STOCKHOLDERS'
       EQUITY                                                      $  9,058,244


                           ROYAL MORTGAGE CORPORATION

                                STATEMENT OF LOSS

                      For the Year Ended December 31, 1997

     REVENUES

Interest Income                                                     $   257,318
Gain on Sale of Real Estate                                              19,713

     TOTAL REVENUES                                                     277,031


     OPERATING EXPENSES

Computer Software, Services & Supplies                                   36,629
Contract Services                                                        82,083
Custodial Fees                                                           23,485
Depreciation                                                             43,288
Director Fees                                                            15,000
Dues & Subscription Services                                              7,742
Insurance                                                                28,715
Interest                                                                834,775
Management Salaries                                                     166,710
Salaries & Wages                                                         83,165
Offering Costs                                                           40,352
Office Expense & Postage                                                 28,906
Professional Fees                                                       147,323
Rent                                                                     83,991
Security Filing Fees                                                        256
Seminars                                                                  2,147
Taxes - Payroll & Other                                                  23,701
Telephone                                                                26,305
Travel & Promotion                                                      107,357
Utilities                                                                 8,891
     TOTAL OPERATING EXPENSES                                         1,790,821

     NET LOSS FROM OPERATIONS                                        (1,513,790)

     OTHER INCOME (EXPENSE)

Loss on Sale of Assets                                                   (4,723)

     NET LOSS                                                       $(1,518,513)

     EARNING (LOSS) PER COMMON SHARE                                      (0.67)


                           ROYAL MORTGAGE CORPORATION

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      For the Year Ended December 31, 1997


                                                     CAPITAL         ADDITIONAL
                                                      STOCK           PAID IN
                                                      AT PAR          CAPITAL
                                                  -----------       -----------

     SHARES ISSUED BEGINNING                        2,130,700

Shares issued July 1997                               250,000

     TOTAL SHARES ISSUED ENDING                     2,380,700


     CAPITAL RECEIVED BEGINNING                    $    2,131          1,025,719

Shares issued July 1997                                   250           499,750

Less cost of issuance                                       0           (60,680)

     TOTAL CAPITAL RECEIVED                       $     2,381       $ 1,464,789


     PRICE PER SHARE

Shares Issued July 1997                           $     2.00


     RETAINED EARNINGS BEGINNING                     (980,606)

Loss January 1 to December 31, 1997                (1,518,513)

     RETAINED EARNINGS ENDING                      (2,499,119)


                           ROYAL MORTGAGE CORPORATION

                             STATEMENT OF CASH FLOWS

                      For the Year Ended December 31, 1997


     CASH FLOWS FROM OPERATIONS:

Interest Income Collected                                           $   193,834
Proceeds - Sale of Real Estate                                           40,067
Cash Paid for Operating Expenses                                       (640,970)
Cash Paid for Wages and Benefits                                       (304,449)
Cash Paid for Interest Expense                                         (345,812)
Proceeds - Sale of Assets                                                 8,747

     TOTAL CASH USED IN OPERATIONS                                   (1,048,583)

     CASH FLOWS FROM FINANCING ACTIVITIES:

Cash Paid for Stock Offering Costs                                      (65,286)
Cash Paid for Debenture Offering Costs                               (1,147,865)
Proceeds of Debentures Issued                                         9,850,000
Proceeds of Notes Payable                                                47,885
Payments of Note Payable                                               (265,435)
Proceeds of Stock Issued                                                500,000
Cash paid for Stock Issuance Costs                                      (60,680)

   CASH PROVIDED BY FINANCING ACTIVITIES                              8,858,619

     CASH FLOWS FROM INVESTING ACTIVITIES:

Principal Collections on Tax Lien Certificates                          243,849
Principal Collections on Investments                                      1,099
Investments Purchased                                                (4,322,535)
Purchases of Property & Equipment                                      (118,892)

     CASH USED IN INVESTING ACTIVITIES                               (4,196,479)

     NET INCREASE IN CASH                                             3,613,557

     CASH - BEGINNING OF PERIOD                                          16,716

     CASH - END OF PERIOD                                           $ 3,630,273


                    RECONCILIATION OF NET INCOME TO NET CASH
                        PROVIDED BY OPERATING ACTIVITIES:


                      For the Year Ended December 31, 1997



Net Loss                                                            $(1,518,513)

     ADJUSTMENTS TO RECONCILE NET INCOME TO
       NET CASH PROVIDED BY OPERATING ACTIVITIES:

Depreciation                                                             43,288
Amortization of Loan Costs                                              286,967
(Increase) in Interest & Other Receivables                              (80,395)
(Increase) in Prepaid Expenses                                          (41,341)
Increase in Accounts Payable & Accruals                                 192,524
Stock Offering Costs Expensed                                            29,952
Cost of Real Estate Sold                                                 65,465
Mortgage Receivable on Real Estate Sold                                 (40,000)
Loss on Sale of Assets                                                   13,470

   CASH USED BY OPERATING ACTIVITIES                                $(1,048,583)




NON-CASH ACTIVITIES:

In January 1997 the Company exchanged office equipment with a net cost of $16,131 for an account payable of $16,896.

                           ROYAL MORTGAGE CORPORATION
                        SCHEDULE OF MORTGAGE INVESTMENTS

                                December 31, 1997


                                                                      MANAGEMENT
                                                                       ESTIMATE
                                                                      OF FMV OF
                                                                      UNDERLYING
                                             FACE                     COLLATERAL
INVESTMENT                                  AMOUNT        COST        (UNAUDITED)

90% Interest in a Pool of Notes          $11,562,584   $ 1,614,870   $ 4,222,501

Three Mortgages - California                 717,185       607,906       775,000

Twenty One Mortgages - Florida             1,874,020     1,559,466     2,396,240

Residential Mortgage - Florida                39,951        39,951        94,000


     TOTAL                               $14,193,740   $ 3,822,193   $ 7,487,741


                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997
                                    Page - 1

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BUSINESS: The Company was incorporated under the laws of the state of Texas on December 1, 1994. The Company was formed to purchase residential mortgages, seller financed mortgages and tax lien certificates. The Company does not originate loans but may broker mortgages it has acquired.

         The Company's books and records will be maintained on a calendar year basis.

         PROPERTY & EQUIPMENT: Property and Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease (ten years) and office equipment is depreciated over five to ten year useful lives.

         DEFERRED STOCK OFFERING COSTS: Costs directly related to 1997 stock offerings have been capitalized and included in the December 31, 1997 balance sheet as Deferred Stock Offering Costs. If the stock offerings are successful, the proceeds of the offerings will be reduced by the deferred costs. If the offerings are unsuccessful, the deferred costs will be expensed.

         Costs directly related to the 1996 stock offering were capitalized and included in the December 31, 1996 balance sheet as Deferred Stock Offering Costs. The stock offering was unsuccessful and the deferred costs were expensed in 1997.

         DEFERRED LOAN COSTS: The deferred loan costs represents the unamortized balance of professional fees, commissions and other expenses that were incurred to obtain the debenture financing. These costs are amortized as interest expense over the life of the debentures using the effective interest rate method. The amortized amount for the period ended December 31, 1997 was $286,967.

         ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

         INCOME TAXES: For federal income tax purposes the Company has net operating losses of approximately $2,250,000 and capital losses of $33,265; which is being carried forward to future years.

         FAIR VALUE OF FINANCIAL INVESTMENTS: The carrying value of cash, receivables and payables approximates fair value due to the short maturity of these instruments. The carrying value of mortgage investments and tax lien certificates approximates market value as the investments were purchased at auctions within sixty days of the balance sheet date. The fair value of long-term debt is estimated based upon interests rates for the same or similar debt offerings having the same or similar maturities and collateral requirements. None of the financial instruments are held for trading purposes.

NOTE 2:   CASH - ESCROW AND CUSTODIAL:

         The debentures issued by the Company during 1997 require the establishment of escrow and custodial funds for depositing the proceeds of the debenture. The escrow and custodial funds are held in checking accounts or highly liquid, short term investments. The Company can draw on the escrow and custodial funds as working capital or investment needs warrant.

NOTE 3:   DEPOSIT - STADIUM BOND:

         The Company owns four Arlington Sports Development Authority, Inc. stadium bonds. The bonds were purchased to give the Company seat and ticket options for Texas Rangers (an Arlington, Texas based Major League Baseball franchise) season tickets. The bonds are non interest bearing, mature in 2008 and are non-transferable.

NOTE 4:   MORTGAGE INVESTMENTS:

         The Companies mortgage investments are as follows:

         (A) In May 1997 the Company purchased a 90% interest in a loan pool. The pool of loans includes mortgage loans that are first, second or third lien mortgages, unsecured mortgages and mortgages in bankruptcy. The loan pool was purchased at a discount and the mortgage investments are recorded at cost, which management of the Company believes is less than the fair market value of the receivables.

         The remaining 10% interest in the loan pool is owned by TransFirst Asset Services, Inc. (TransFirst), a company unrelated to Royal Mortgage Corporation. The Company has an agreement with TransFirst whereby TransFirst shall act as sole managing agent and shall receive a service fee equal to 10% of any monies collected from the pool. After deducting the 10% service fees, all net proceeds shall go to Royal Mortgage Corporation until such time as the Company recoups its investment along with $379,000 interest and fees. At this point TransFirst shall receive all net proceeds until it has recouped its investment along with $21,781 interest and fees. After all initial investments, accrued interest and fees have been recouped all net proceeds shall be split 60% to Royal Mortgage Corporation and 40% to TransFirst.

         (B) In September 1997 the Company purchased three mortgage notes related to two apartment building in California. One of the mortgages is a first lien and the other two are second liens. The first lien and one of the second lien notes matured in September 1997 and the other second lien note is payable on demand. The mortgages are collateralized by the underlying apartment buildings. One of the properties has a first lien in the amount of approximately $284,000.

         (C) During September and October 1997 the Company purchased twenty one residential mortgages in Florida from Ford Consumer Finance Company, Inc. Eighteen of the mortgages are first liens and three of the notes are second liens. All of the mortgages are currently in default.

         (D) In August 1997 the Company purchased a residential property at a deed of trust auction in Florida which it resold in September 1997. The sale of the property included a seller financed note receivable of $40,000. The note requires twenty three monthly payments of $308 with a final payment of $39,676 due in September 1999.

         The components of the Mortgage Investments are as follows:


         Face Amount of Mortgages                    $14,193,740

         Less Unearned Discount                       10,371,547

         Cost of Investment                          $ 3,822,193


         The unearned discount will be recognized as income ratably as principal collections are made on the mortgages.


NOTE 5:   TAX LIEN CERTIFICATES:

The Company has purchased tax lien certificates from local taxing authorities in Iowa and Louisiana. Tax lien certificates result when local municipal and county governments are not paid property taxes due them from property owners. The local taxing authorities record the tax obligation and impose an interest charge of eight to twenty five percent on the owner. If the property tax and interest is not paid within an allotted time frame, the owner must forfeit their property. Some local tax authorities want or need the taxes and interest quickly so they issue a tax lien certificate which is then sold at an auction.

         The Company has purchased two pools of tax lien certificates through December 31, 1997. The Company assumes the same rights to collect the tax and interest as the local government had, and if the certificates remain unpaid the Company has a more secure lien position than any other lien holder on the property.

The tax lien certificates are recorded at cost, which management of the Company believes is less than the fair market value of the certificates. Interest is accrued monthly based upon each taxing entities laws and regulations. The Company intends to sell any properties it acquires due to non payment of the tax lien certificates.


NOTE 6:   8 1/2% CONVERTIBLE SENIOR DEBENTURE DUE 2000:

         Through December 31, 1997 the Company has issued $9,850,000 of convertible senior debentures as part of a $15,000,000 offering. The debentures accrue interest at 8.5% which is payable semi-annually on October 1 and April 1. The debentures mature on March 31, 2000. The Company and/or the Debenture Holder have the right, exercisable at any time, to convert the debenture into common stock of the Company at a price equal to a twenty percent discount to the initial public offering price, or, if the Company is unable to complete an initial public offering of its shares prior to maturity the debenture holder may redeem his debenture or convert it into common stock of the private Company at a price per share equal to a twenty percent discount to the value of the shares of the private Company as determined by an independent arms length evaluation.

         Future debt requirements are as follows:


                  1997                  $        0
                  1998                           0
                  1999                           0
                  2000                   9,850,000


NOTE 7:   LEASE COMMITMENTS:

         The Company has signed a ten year operating lease agreement for office space in Arlington, Texas and a three year operating lease agreement for office space in Naples, Florida. The Arlington lease agreement expires in March 2005 and the Naples lease agreement expires in December 2000.

         Future minimum lease commitments are as follows:


                1998                 135,756
                1999                 135,756
                2000                 135,756
                2001                 135,756
                2002                 135,756
                Future Years         206,307


During 1997 the Company has subleased part of its office space to another entity and has received $11,250 of rent which has been recorded as a reduction rent expense.

NOTE 8:   STOCK OPTIONS:

         On March 21, 1995 stock options were issued to the Company's officers as follows:


                  Total Shares                     200,000
                  Option Price              1.00 per share
                  Expiration Date              March 2000


         The market price of the Company's stock on March 21, 1995 was $0.75 per share, therefore, the option price exceeded the market price on the date the options were granted and no compensation expense was created by issuing the options.

         On April 30, 1997 stock options were issued to certain Officers and Directors of the Company as follows:


                  Total Shares                    790,000
                  Option Price            $2.25 per share
                  Expiration Date              April 2002


         The market price of the Company's stock on April 30, 1997 was $2.00 per share, therefore, the option price exceeded the market price on the date the options were granted and no compensation expense was created by issuing the options.

         At December 31, 1997 none of the options had been exercised.



NOTE 9:   RELATED PARTIES:

         The Company has a month to month agreement with Mr. David Wentsch, a director of the Company, to provide legal services to the Company. The agreement calls for a monthly fee of $6,000 plus any related expenses. Through December 31, 1997 the Company has paid Mr. Wentsch a total of $49,333. These fees have been recorded as contract services in the statement of income.

         Prior to June 30, 1997 the Company had an ongoing agreement with Mr. David Parker to provide services to the Company related to investor relations, corporate publicity, and securing additional financing for the Company. The agreement called for a monthly fee of $6,250. In July 1997 the agreement with Mr. Parker was canceled. Through December 31, 1997 Mr. Parker has been paid at total of $18,750. These fees have been recorded as contract services in the statement of income.

         The Company has a custodial agreement with Boyd R. Branch to act as a custodial agent to effectuate the Companies obligations and physical security and safeguarding of documents and other negotiable instruments acquired by the Company pursuant to its convertible debt offering. The agreement calls for a fee of twenty-five basis points (.25%) of assets held by the Custodian payable on a prorated monthly basis. The agreement continues as long as any funds remain in the custody of the custodial agent. Through December 31, 1997 custodial fees of $13,486 have been paid under this agreement.

         In April 1997 the shareholders of the Company agreed to compensate the board of directors of the Company $5,000 annually. Through December 31, 1997 directors fees of $15,000 have been paid to the directors of the Company.

NOTE 10:  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair values of the Company's financial instruments are as follows:


                                                    Carrying              Fair
                                                      Amount              Value
Assets:
Cash                                              $3,630,273          $3,630,273
Mortgage Investments                               3,822,193           3,822,193
Tax Lien Certificates                                229,930             229,930

Liabilities:
Debenture Payable                                 $9,850,000          $9,850,000


NOTE 11:  ACCRUED MANAGEMENT SALARIES:

         During 1995 and 1996 management of the Company was required by the S.E.C.'s interpretation of G.A.A.P. to include management salaries for the officers of the Company in these financial statements. No cash was expended nor an accrual established for management salaries as management of the Company did not intend to seek compensation for the period covered by those financial statements.

         The S.E.C. interpretation of G.A.A.P. requires the Company to record reasonable salaries for its officers and to record the value of the salaries as additional paid in capital in the stockholders' equity section of the balance sheet. The salaries recorded are as follows:


         Michael J. Pilgrim, President,                $4,000 per month

         Mark J. Teinert, Vice President,              $3,000 per month

         G. William Barnett, II, Vice President,       $3,000 per month
         (Employment terminated June 28, 1996)

         Total management salaries of $102,000 in 1996 and $120,000 in 1995 were included in expenses and additional paid in capital.

The Company began compensating its management during 1997 and no further accruals are required.

                           ROYAL MORTGAGE CORPORATION

                              FINANCIAL STATEMENTS

                                December 31, 1996

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Royal Mortgage Corporation


We have audited the accompanying balance sheet of Royal Mortgage Corporation (a Texas corporation) as of December 31, 1996, and the related statements of loss, changes in stockholders' equity and cash flows for the periods January 1, 1996 to December 31, 1996 and December 1, 1994 thru December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Mortgage Corporation as of December 31, 1996 and the results of its operations and its cash flows for the periods January 1, 1996 to December 31, 1996 and December 1, 1994 thru December 31, 1996 in conformity with generally accepted accounting principles.


WILLIAM C. SPORE & COMPANY, PC
Certified Public Accountants

January 11, 1997

                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

                                December 31, 1996



                                     ASSETS

     CURRENT ASSETS
Cash in Bank                                                        $    16,716


     PROPERTY & EQUIPMENT
Office Equipment                                                        132,156
Leasehold Improvements                                                  198,174
                                                                        330,330
Less - Accumulated Depreciation                                         (61,640)
     TOTAL PROPERTY & EQUIPMENT                                         268,690

     OTHER ASSETS
Deposit - Stadium Bond                                                    8,000
Security Deposit-Office Lease                                             6,000
Deferred Stock Offering Costs                                            29,952
     TOTAL OTHER ASSETS                                                  43,952

     TOTAL ASSETS                                                   $   329,358


                       LIABILITIES & STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES
Notes Payable                                                       $   217,550
Accounts Payable                                                         43,091
Accrued Expenses                                                         21,473
     TOTAL LIABILITIES                                                  282,114

     STOCKHOLDERS' EQUITY
Capital Stock  ($.001 par value per share,
  10,000,000 shares authorized,                                       2,130,700
  shares issued & outstanding)                                            2,131
Additional Paid In Capital                                            1,025,719
Deficit Accumulated during the
   Development Stage                                                   (980,606)
     TOTAL STOCKHOLDERS' EQUITY                                          47,244

     TOTAL LIABILITIES & STOCKHOLDERS'
       EQUITY                                                       $   329,358


                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)

                                STATEMENT OF LOSS

       For the Period January 1, 1996 to December 31, 1996 and the Period
            December 1, 1994 (Date of Inception) to December 31, 1996


                                                                          For the Period
                                                  For the Period          December 1, 1994           1994 & 1995
                                                  January 1, 1996         (Inception)
   OPERATING EXPENSES                          to December 31, 1996    to December 31, 1996

Computer Software & Supplies                        $  21,817                $  39,506                   17,689
Depreciation                                           37,366                   61,820                   24,454
Dues & Subscriptions                                    2,268                    5,625                    3,357
Escrow Fees                                                 0                    1,500                    1,500
Insurance                                              28,228                   53,205                   24,977
Interest                                               16,386                   20,881                    4,495
Management Salaries                                   102,000                  222,000                  120,000
Office Expense & Postage                               23,563                   50,907                   27,344
Outside Services - Paralegal                            6,039                   17,189                   11,150
Taxes - Payroll & Other                                 6,900                   10,769                    3,869
Professional Fees                                      36,218                   72,343                   36,125
Rent                                                   93,181                  175,222                   82,041
Security Filing Fees                                    2,479                   15,088                   12,609
Seminars                                                1,250                    2,261                    1,011
Telephone                                              23,643                   47,139                   23,496
Travel & Promotion                                     18,815                   35,095                   16,280
Utilities                                               8,891                   15,419                    6,528
Wages                                                  63,798                  103,326                   39,528
Loss on Investments                                       320                   33,585                   33,265

     TOTAL OPERATING EXPENSES                         493,162                  982,880                  489,718

     NET LOSS FROM OPERATIONS                        (493,162)                (982,880)                (489,718)

     OTHER INCOME (EXPENSE)

Interest Income                                            34                    2,274                    2,240

     NET LOSS                                       $(493,128)               $(980,606)                (487,478)

     EARNING (LOSS) PER COMMON SHARE                    (0.24)                   (0.51)


                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

       For the Period January 1, 1996 to December 31, 1996 and the Period
            December 1, 1994 (Date of Inception) to December 31, 1996


                                               CAPITAL    ADDITIONAL
                                                 STOCK     PAID IN
                                                AT PAR     CAPITAL

     SHARES ISSUED
Issued December 1, 1994                       1,250,000

Issued December 27, 1994 thru                   800,000
   September 30, 1995

Issued August 1996 - Debt Conversion             43,200

Issued August and September 1996 - Reg D         37,500

     TOTAL SHARES ISSUED                      2,130,700

     CAPITAL RECEIVED
Issued December 1, 1994 $                         1,250   $        0

Issued December 27, 1994 thru
   September 30, 1995                               800      599,200

Issued August 1996 - Debt Conversion                 43       129557

Issued August and September 1996 - Reg D             38        74962

Value of Management Salaries 1995                     0      120,000

Value of Management Salaries 1996 (Note 9)            0      102,000


     TOTAL CAPITAL RECEIVED                  $    2,131   $1,025,719

     PRICE PER SHARE
Issued December 1, 1994                      $    0.001
Issued December 27, 1994 thru
   December 31, 1995                         $    0.075

Issued August 1996 - Debt Conversion         $     3.00

Issued August and September 1996 - Reg D     $     2.00


                DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE



Retained Earnings - December 1, 1994       $       0

Loss for the period
 December 1, 1994 thru December 31, 1994     (39,080)

Loss for the Period
 January 1, 1995 thru December 31, 1995     (448,398)

Loss for the Period
 January 1, 1995 thru December 31, 1996     (493,128)

ACCUMULATED LOSS DURING THE
   DEVELOPMENT STAGE                       $(980,606)


                    RECONCILIATION OF NET INCOME TO NET CASH
                        PROVIDED BY OPERATING ACTIVITIES:



                                                                            For the Period
                                                      For the Period          December 1, 1994
                                                       January 1, 1996         (Inception)
                                                    to December 31, 1996   to December 31, 1996

Net Loss                                                  $(493,128)           $(980,606)

     ADJUSTMENTS TO RECONCILE NET INCOME TO
       NET CASH PROVIDED BY OPERATING ACTIVITIES:

Depreciation                                                 37,366               61,820
(Increase) Decrease in Prepaid Expenses                      (1,899)              (1,899)
(Increase) in Deposits                                            0               (6,000)
Increase in Accounts Payable & Accruals                      56,738               64,564
Increase in A.P.I.C. for Salaries                           102,000              222,000
Capital Stock Issued for Interest Expense                     9,600                9,600
Loss on Investments                                           2,520               35,785

     CASH USED BY OPERATING ACTIVITIES                    $(286,803)           $(594,736)



NON-CASH ACTIVITIES:

In August 1996 the Company Issued $129,600 of Capital Stock In Payment of a $120,000 Convertable Note Payable and $9,600 of Related Interest Expense.

                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

       For the Period January 1, 1996 to December 31, 1996 and the Period
            December 1, 1994 (Date of Inception) to December 31, 1996


                                                                         For the Period
                                                 For the Period          December 1, 1994
                                                 January 1, 1996         (Inception)
                                             to December 31, 1996     to December 31, 1996
     CASH FLOWS FROM OPERATIONS:

Cash Paid for Operating Expenses                      $(202,855)            $(447,367)             (244,512)
Cash Paid for Wages and Benefits                        (83,832)             (148,198)              (64,366)
Cash Paid for Interest Expense                           (2,670)               (3,965)               (1,295)
Proceeds - Sale of Investments                            2,520                 2,520                     0
Cash Received from Interest Income                           34                 2,274                 2,240

     TOTAL CASH USED IN OPERATIONS                     (286,803)             (594,736)             (307,933)

     CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of Capital Stock                                    75,000               676,250               601,250
Cash Paid for Stock Offering Costs                            0               (28,053)              (28,053)
Proceeds of Note Payble/Capital Leases                  217,550               371,201               153,651
Payments of Note Payble/Capital Leases                        0               (33,651)              (33,651)

     CASH PROVIDED BY FINANCING ACTIVITIES              292,550               985,747               693,197

     CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of Property & Equipment                             0              (333,030)             (333,030)
Investments Purchased                                         0               (41,265)              (41,265)

     CASH USED IN INVESTING ACTIVITIES                        0              (374,295)             (374,295)

     NET INCREASE IN CASH                                 5,747                16,716                10,969

     CASH - BEGINNING OF PERIOD                          10,969                     0                     0

     CASH - END OF PERIOD                             $  16,716             $  16,716                10,969

                           ROYAL MORTGAGE CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996
                                    Page - 1

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BUSINESS: The Company was incorporated under the laws of the state of Texas on December 1, 1994. The Company was formed to purchase primarily owner-financed mortgages. The Company does not originate loans or loan monies on real estate.

         The Company's books and records will be maintained on a calendar year basis.

         PROPERTY & EQUIPMENT: Property and Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease (ten years) and office equipment is depreciated over five to ten year useful lives.

         DEFERRED STOCK OFFERING COSTS: Costs directly related to the 1997 stock offering have been capitalized and included in the December 31, 1996 balance sheet as Deferred Stock Offering Costs. If the stock offering is successful, the proceeds of the offering will be reduced by the deferred costs. If the offering is unsuccessful, the deferred costs will be expensed.

         Costs directly related to the 1996 stock offering were capitalized and included in the December 31, 1995 balance sheet as Deferred Stock Offering Costs. The stock offering was unsuccessful and the deferred costs were expensed in 1996.

         ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

         INCOME TAXES: For federal income tax purposes the Company has net operating losses of approximately $775,000 and capital losses of $33,265; which is being carried forward to future years.

NOTE 2:   DEPOSIT - STADIUM BOND:

         The Company owns four Arlington Sports Development Authority, Inc. stadium bonds. The bonds were purchased to give the Company seat and ticket options for Texas Rangers (an Arlington, Texas based Major League Baseball franchise) season tickets. The bonds are non interest bearing, mature in 2008 and are non-transferable.

NOTE 3:   NOTE PAYABLE:

         The Company has various demand notes payable as follows:


         Payable to Gladiator Partners, L.P., a Company
         managed by certain stockholders of Royal
         Mortgage Corporation; interest at 7%;                                 $ 45,000


         Payable to Four Star Partnership, a Company owned and managed by certain stockholders of Royal Mortgage Corporation; interest at 7%;
                                                                                 10,150


         Payable to certain stockholders of the
         Corporation; interest at 7%;                                           137,400


         Payable to an Individual; interest at 7%;                               25,000

                                                                               $217,550


         The notes are all non-secured demand notes.


         At December 31, 1996 the Company has no senior debt.


         In August 1995 the Company issued a convertible note payable to an entity in Luxenbourg. The note beared interest at 8% and matured August 31, 1996. At that time the Company exercised it right, to convert this debenture into common stock of the Company at the rate of one share of common stock for each three dollars of principal of the debenture.


NOTE 4:   DEVELOPMENT STAGE OPERATIONS:

         The Company was formed December 1, 1994. Operations since December 1, 1994 have consisted primarily of raising capital, locating and acquiring office lease space and negotiating contracts.


NOTE 5:   LEASE COMMITMENTS:

         The Company has signed a ten year operating lease agreement for office space in Arlington, Texas. The lease agreement expires in March 2005.

         The Company also has operating leases for a copy machine and a computer service that expire in January 1998 and April 1997, respectively.


         Future minimum lease commitments are as follows:


                  1997            86,792
                  1998            78,064
                  1999            77,848
                  2000            77,848
                  2001            77,848
                  Future Years   341,607


NOTE 6:   STOCK OPTIONS:

         On March 21, 1995 stock options were issued to the Company's officers as follows:


                  Total Shares              200,000
                  Option Price      $1.00 per share
                  Expiration Date        March 2000

         The market price of the Company's stock on March 21, 1995 was $0.75 per share, therefore, the option price exceeded the market price on the date the options were granted and no compensation expense was created by issuing the options.


         At December 31, 1996 none of the options had been exercised.


NOTE 7:   RELATED PARTIES:

         One of the Company's officers and shareholders previously had a retainer agreement with the Company to provide legal services to the Company. The agreement provided that the Officer will provide legal services to the Company related to (1) Acquisition and Closing of mortgage loans and (2) post closing actions against parties to the mortgage loans.

         The Company agreed to furnish the Officer office space, furniture and equipment, and has agreed to reimburse the Officer for one half of the cost of one full-time assistant.

         This agreement was mutually canceled during August 1996.

         During 1996 a total of $6,039 has been paid for the full time assistant, $9,177 for office rent and $1,680 of other related office expenses.

         At December 31, 1996 the Company had an account payable to this Officer for reimbursement of office rent, the Company's share of the full-time assistant and other related office expenses. In January 1997 the Company transferred the office equipment and furniture it owns related to this office to the Officer in complete settlement of this account payable.


NOTE 8:   PROFESSIONAL FEES:

         Since its inception the Company has paid professional fees as follows:


                                                              Since
                                                     1996   Inception

                  Legal - Security Services        $ 8,154   $53,843
                  Legal - Incorporation Services       225     1,480
                  Legal - General Services               0       886
                  Auditing                             650     2,900
                  Financial Consulting                   0    13,234
                  Acquisition of Capital            20,000    20,000
                                                   $29,029   $92,343



         Of the above fees, $20,000 of capital acquisition costs are related to the 1997 stock offering and are included in the deferred stock offering costs on the balance sheet at December 31, 1996 and $25,689 of legal-securities services and $1,500 of auditing services were related to the 1996 stock offering and were included in the deferred stock offering costs on the balance sheet at December 31, 1995 and are included in professional fees expense during 1996.

NOTE 9:   ACCRUED MANAGEMENT SALARIES:

         Management of the Company is being required by the S.E.C.'s interpretation of G.A.A.P. to include management salaries for the officers of the Company in these financial statements. No cash has been expended nor an accrual established for management salaries as management of the Company does not intend to seek compensation for the period covered by these financial statements.

         The S.E.C. interpretation of G.A.A.P. requires the Company to record reasonable salaries for its officers and to record the value of the salaries as additional paid in capital in the stockholders' equity section of the balance sheet. The salaries recorded are as follows:


         Michael J. Pilgrim, President,            $4,000 per month

         Mark J. Teinert, Vice President,          $3,000 per month

         G. William Barnett, II, Vice President,   $3,000 per month
         (Employment terminated June 28, 1996)


         Total management salaries of $102,000 in 1996 and $120,000 in 1995 have been included in expenses and additional paid in capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Mortgage Investments is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information, except for the column "Management Estimate of FMV of Underlying Collateral" which is marked "unaudited", and on which we express no opinion, has been subjected to the same auditing procedures applied in the audit of the basic financial statements; and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


William C. Spore & Company, P. C.

January 14, 1998

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 16th day of November 1998.


                                            ROYAL FINANCIAL CORPORATION


                                            BY:    /s/ Michael J. Pilgrim
                                               ---------------------------------
                                                  President, Chief Executive
                                                  Officer and Chairman

           INDEX TO EXHIBITS


Exhibit Number

2.1              Articles of Incorporation, as amended of Davenport Ventures, Inc.
2.2              Bylaws of Davenport Ventures, Inc.
2.3              Articles of Merger of Royal Mortgage Corporation into Davenport
                 Ventures, Inc.
2.4              Articles of Incorporation of Royal Mortgage Corporation
2.5              By-Laws of Royal Mortgage Corporation*
2.6              Articles of Incorporation of Royal Mortgage Brokerage, Inc.
2.7              By-Laws of Royal Mortgage Brokerage, Inc.
2.8              Authorization to Transact Business in Florida of Royal Mortgage
                 Brokerage, Inc.
2.9              Articles of Incorporation of Walden Woods of Sugarmill, Inc.
2.10             By-Laws of Walden Woods of Sugarmill, Inc.
2.11             Articles of Incorporation of Walden Woods of Sugarmill Sales, Inc.
2.12             By-Laws of Walden Woods of Sugarmill Sales, Inc.
3.1              Specimen Common Stock Certificate*
12.1             Restated and Amended Agreement and Plan of Merger


* To be filed by Amendment